================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

================================================================================


                                    FORM 11-K


              [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997
                                       OR
              [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
               FOR THE TRANSITION PERIOD FROM .........TO ........

                          COMMISSION FILE NUMBER 1-13086





================================================================================

                        WEATHERFORD ENTERRA, INC. 401(k)
                                  SAVINGS PLAN

================================================================================


                              EVI WEATHERFORD, INC.
                                 5 POST OAK PARK
                                   SUITE 1760
                              HOUSTON, TEXAS 77027

                  WEATHERFORD ENTERRA, INC. 401(k) SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                                                                 Page
                                                                                                                 ----
Report of Independent Public Accountants..................................................................        F-1

Statements of Net Assets Available for Plan Benefits, With Fund Information - December 31, 1997...........        F-2

Statements of Net Assets Available for Plan Benefits, With Fund Information - December 31, 1996...........        F-3

Statement of Changes in Net Assets Available For Plan Benefits, With Fund Information - For  the
  Year Ended December 31, 1997............................................................................        F-4

Notes to Financial Statements.............................................................................        F-5

Supplemental Schedules:

         Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes -
           December 31, 1997..............................................................................       F-10

         Schedule II - Item 27d - Schedule of Reportable Transactions - Series Transactions
           For the Year Ended December 31, 1997...........................................................       F-11

         Schedule III - Item 27d - Schedule of Reportable Transactions - Single Transactions
           For the Year Ended December 31, 1997...........................................................       F-12

         Schedule IV - Item 27e - Schedule of Nonexempt Transactions
           For the Year Ended December 31, 1997...........................................................       F-13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
Weatherford Enterra, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Weatherford Enterra, Inc. 401(k) Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements and supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.





ARTHUR ANDERSEN LLP


Houston, Texas
June 5, 1998

                  WEATHERFORD ENTERRA, INC. 401(k) SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1997


                                                                                     MERRILL LYNCH
                                               MERRILL LYNCH                           CORPORATE
                                                   GLOBAL        MERRILL LYNCH         BOND FUND          MERRILL LYNCH
                                                 ALLOCATION       EQUITY INDEX         INVESTMENT         CAPITAL FUND
                                                FUND CLASS A         TRUST 1         GRADE CLASS A           CLASS A
                                                ------------     --------------      -------------        --------------
Investments, at Market Value:
     Common Stock of Weatherford Enterra, Inc.      $       --        $       --            $       --        $        --
     Merrill Lynch Global Allocation Fund
         Class A                                     5,241,771                --                    --                 --
     Merrill Lynch Equity Index Trust 1                     --         8,557,353                    --                 --
     Merrill Lynch Corporate Bond Fund
         Investment Grade Class A                           --                --             2,535,113                 --
     Merrill Lynch Capital Fund Class A                     --                --                    --         15,180,476
     Davis New York Venture Fund, Inc.                      --                --                    --                 --
     Merrill Lynch Retirement Preservation                  --                --                    --                 --
        Trust
     Merrill Lynch USA Government Reserve
         Fund                                               --                --                    --                 --
     Participant loans                                      --                --                    --                 --
                                                    ----------        ----------            ----------        -----------
              Total Investments                      5,241,771         8,557,353             2,535,113         15,180,476
Contributions Receivable:
     Company                                           119,279           166,118                76,346            257,650
     Participants                                       44,164            60,193                26,031             81,856
                                                    ----------        ----------            ----------        -----------

Net Assets Available for Plan Benefits              $5,405,214        $8,783,664            $2,637,490        $15,519,982
                                                    ==========        ==========            ==========        ===========
                                                                                            WEATHERFORD
                                                DAVIS        MERRILL LYNCH  MERRILL LYNCH  ENTERRA, INC.
                                               NEW YORK        RETIREMENT        USA           COMMON
                                            VENTURE FUND,     PRESERVATION    GOVERNMENT       STOCK      PARTICIPANT
                                                  INC.            TRUST      RESERVE FUND       FUND         LOANS         TOTAL
                                            --------------   --------------  ------------  --------------  ----------   -----------
Investments, at Market Value:
     Common Stock of Weatherford
         Enterra, Inc.                       $        --     $        --       $     --     $14,190,878    $       --   $14,190,878
     Merrill Lynch Global Allocation Fund
         Class A                                      --              --             --              --            --     5,241,771
     Merrill Lynch Equity Index Trust 1               --              --             --              --            --     8,557,353
     Merrill Lynch Corporate Bond Fund
         Investment Grade Class A                     --              --             --              --            --     2,535,113
     Merrill Lynch Capital Fund Class A               --              --             --              --            --    15,180,476
     Davis New York Venture Fund, Inc.        18,694,362              --             --              --            --    18,694,362
     Merrill Lynch Retirement Preservation
        Trust                                         --      19,030,763             --              --            --    19,030,763
     Merrill Lynch USA Government Reserve
         Fund                                         --              --        123,108              --            --       123,108
     Participant loans                                --              --             --              --     4,582,702     4,582,702
                                             -----------     -----------       --------     -----------    ----------   -----------
              Total Investments               18,694,362      19,030,763        123,108      14,190,878     4,582,702    88,136,526
Contributions Receivable:
     Company                                     372,765         835,719          5,964         193,872            --     2,027,713
     Participants                                127,260         197,225          1,480          64,329            --       602,538
                                             -----------     -----------       --------     -----------    ----------   -----------

Net Assets Available for Plan Benefits       $19,194,387     $20,063,707       $130,552     $14,449,079    $4,582,702   $90,766,777
                                             ===========     ===========       ========     ===========    ==========   ===========




    The accompanying notes are an integral part of this financial statement.

                  WEATHERFORD ENTERRA, INC. 401(k) SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996


                                                                                  MERRILL LYNCH
                                                  MERRILL LYNCH                     CORPORATE                           DAVIS
                                                      GLOBAL       MERRILL LYNCH    BOND FUND       MERRILL LYNCH       NEW YORK
                                                    ALLOCATION      EQUITY INDEX    INVESTMENT      CAPITAL FUND     VENTURE FUND,
                                                   FUND CLASS A       TRUST 1      GRADE CLASS A      CLASS A             INC.
                                                   ------------     ------------   ------------     ------------     ------------
          ASSETS
          ------

Investments, at Market Value:

     Common Stock of Weatherford Enterra, Inc.     $       --       $       --     $       --       $       --       $       --
     Merrill Lynch Global Allocation Fund Class A     1,808,590             --             --               --               --
     Merrill Lynch Equity Index Trust 1                    --          4,108,270           --               --               --
     Merrill Lynch Corporate Bond Fund
         Investment Grade Class A                          --               --          953,758             --               --
     Merrill Lynch Capital Fund Class A                    --               --             --          8,035,657             --
     Davis New York Venture Fund, Inc.                     --               --             --               --          6,430,074
     Merrill Lynch Retirement Preservation
         Trust                                             --               --             --               --               --
     Merrill Lynch USA Government Reserve
         Fund                                              --               --             --               --               --
     Participant loans                                     --               --             --               --               --
                                                   ------------     ------------   ------------     ------------     ------------
              Total Investments                       1,808,590        4,108,270        953,758        8,035,657        6,430,074
Contributions Receivable:
     Company                                              6,182            9,733          4,428           17,507           18,591
     Participants                                        22,599           32,499         14,186           46,629           59,484
Cash                                                       --               --             --               --               --
                                                   ------------     ------------   ------------     ------------     ------------
     Total Assets                                     1,837,371        4,150,502        972,372        8,099,793        6,508,149
                                                   ------------     ------------   ------------     ------------     ------------
          LIABILITIES
          -----------

Interfund Transfers (Receivable) Payable                (32,715)         (54,500)       (47,219)        (102,477)        (120,259)
Excess Contributions Payable                                804            7,025           --              6,974            3,013
                                                   ------------     ------------   ------------     ------------     ------------
     Total Liabilities                                  (31,911)         (47,475)       (47,219)         (95,503)        (117,246)
                                                   ------------     ------------   ------------     ------------     ------------

Net Assets Available for Plan Benefits             $  1,869,282     $  4,197,977   $  1,019,591     $  8,195,296     $  6,625,395
                                                   ============     ============   ============     ============     ============
                                                                                     WEATHERFORD
                                                   MERRILL LYNCH    MERRILL LYNCH    ENTERRA, INC.
                                                      RETIREMENT         USA            COMMON
                                                    PRESERVATION     GOVERNMENT         STOCK         PARTICIPANT       CASH
                                                       TRUST        RESERVE FUND        FUND             LOANS           FUND
                                                   ------------     ------------     ------------     ------------    ------------
          ASSETS
          ------

Investments, at Market Value:

     Common Stock of Weatherford Enterra, Inc.     $       --       $       --       $ 11,458,390     $       --      $       --
     Merrill Lynch Global Allocation Fund Class A          --               --               --               --              --
     Merrill Lynch Equity Index Trust 1                    --               --               --               --              --
     Merrill Lynch Corporate Bond Fund
         Investment Grade Class A                          --               --               --               --              --
     Merrill Lynch Capital Fund Class A                    --               --               --               --              --
     Davis New York Venture Fund, Inc.                     --               --               --               --              --
     Merrill Lynch Retirement Preservation
         Trust                                       14,556,685             --               --               --              --
     Merrill Lynch USA Government Reserve
         Fund                                              --            167,342             --               --              --
     Participant loans                                     --               --               --          2,708,688            --
                                                   ------------     ------------     ------------     ------------    ------------
              Total Investments                      14,556,685          167,342       11,458,390        2,708,688            --
Contributions Receivable:
     Company                                             51,483              565           14,199             --              --
     Participants                                        98,168            1,598           58,158             --              --
Cash                                                        112             --               --               --           167,627
                                                   ------------     ------------     ------------     ------------    ------------
     Total Assets                                    14,706,448          169,505       11,530,747        2,708,688         167,627
                                                   ------------     ------------     ------------     ------------    ------------
          LIABILITIES
          -----------

Interfund Transfers (Receivable) Payable                437,848           (2,008)         (78,670)            --              --
Excess Contributions Payable                              5,884             --              3,100             --              --
                                                   ------------     ------------     ------------     ------------    ------------
     Total Liabilities                                  443,732           (2,008)         (75,570)            --              --
                                                   ------------     ------------     ------------     ------------    ------------

Net Assets Available for Plan Benefits             $ 14,262,716     $    171,513     $ 11,606,317     $  2,708,688    $    167,627
                                                   ============     ============     ============     ============    ============
                                                         TOTAL
                                                     ------------
          ASSETS
          ------

Investments, at Market Value:

     Common Stock of Weatherford Enterra, Inc.       $ 11,458,390
     Merrill Lynch Global Allocation Fund Class A       1,808,590
     Merrill Lynch Equity Index Trust 1                 4,108,270
     Merrill Lynch Corporate Bond Fund
         Investment Grade Class A                         953,758
     Merrill Lynch Capital Fund Class A                 8,035,657
     Davis New York Venture Fund, Inc.                  6,430,074
     Merrill Lynch Retirement Preservation
         Trust                                         14,556,685
     Merrill Lynch USA Government Reserve
         Fund                                             167,342
     Participant loans                                  2,708,688
                                                     ------------
              Total Investments                        50,227,454
Contributions Receivable:
     Company                                              122,688
     Participants                                         333,321
Cash                                                      167,739
                                                     ------------
     Total Assets                                      50,851,202
                                                     ------------
          LIABILITIES
          -----------

Interfund Transfers (Receivable) Payable                     --
Excess Contributions Payable                               26,800
                                                     ------------
     Total Liabilities                                     26,800
                                                     ------------

Net Assets Available for Plan Benefits               $ 50,824,402
                                                     ============





    The accompanying notes are an integral part of this financial statement.

                 WEATHERFORD ENTERRA, INC. 401(k) SAVINGS PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH
                               FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                MERRILL LYNCH
                                              MERRILL LYNCH                      CORPORATE                             DAVIS
                                                 GLOBAL        MERRILL LYNCH     BOND FUND         MERRILL LYNCH      NEW YORK
                                               ALLOCATION       EQUITY INDEX     INVESTMENT        CAPITAL FUND      VENTURE FUND,
                                              FUND CLASS A        TRUST 1       GRADE CLASS A         CLASS A             INC.
                                             --------------    --------------   --------------    --------------    --------------
ADDITIONS
---------

Additions to Net Assets Attributed to:
   Investment Income:
        Net Appreciation (Depreciation) in
       Fair Value of Investments             $     (282,515)   $    1,613,610   $       41,953    $      998,367    $    2,848,379
        Dividends and Interest                      699,708            35,153          145,675         1,330,135           920,449
   Contributions:
     Company                                        267,997           315,731          134,627           514,366           723,076
     Participants'                                  543,330           782,131          335,785         1,073,783         1,540,854
    Transfer of Assets from Other Plans           2,646,089         1,742,271        1,371,937         5,067,500         6,571,664
       (Note 2)
    Other                                               804             7,025              242            88,177             8,396
                                             --------------    --------------   --------------    --------------    --------------
            Total Additions                       3,875,413         4,495,921        2,030,219         9,072,328        12,612,818

DEDUCTIONS
----------

Deductions from Net Assets Attributed to:
    Benefits Paid to Participants                   445,027           385,751          343,510         1,542,897         1,659,781
                                             --------------    --------------   --------------    --------------    --------------
         Total Deductions                           445,027           385,751          343,510         1,542,897         1,659,781

Option Transfers, net                               105,546           475,517          (68,810)         (204,745)        1,615,955
                                             --------------    --------------   --------------    --------------    --------------
Increase/(Decrease) in Net Assets
       Available for Plan Benefits                3,535,932         4,585,687        1,617,899         7,324,686        12,568,992
Net Assets Available for Plan Benefits at
       Beginning of Year                          1,869,282         4,197,977        1,019,591         8,195,296         6,625,395
                                             --------------    --------------   --------------    --------------    --------------
Net Assets Available for Plan Benefits at
       End of Year                           $    5,405,214    $    8,783,664   $    2,637,490    $   15,519,982    $   19,194,387
                                             ==============    ==============   ==============    ==============    ==============
                                                                                   WEATHERFORD
                                              MERRILL LYNCH     MERRILL LYNCH      ENTERRA, INC.
                                                RETIREMENT          USA               COMMON
                                               PRESERVATION       GOVERNMENT          STOCK          PARTICIPANT         CASH
                                                  TRUST          RESERVE FUND          FUND             LOANS            FUND
                                              --------------    --------------    --------------    --------------  --------------
ADDITIONS
---------

Additions to Net Assets Attributed to:
   Investment Income:
        Net Appreciation (Depreciation) in
        Fair Value of Investments             $         --      $         --      $    5,253,363    $         --    $         --
        Dividends and Interest                     1,169,482             9,038            31,345              --              --
   Contributions:
     Company                                       1,397,469            11,340           365,439              --              --
     Participants'                                 2,385,682            26,898           780,646              --              --
    Transfer of Assets from Other Plans            2,528,895              --                --           1,067,670            --
       (Note 2)
    Other                                              8,445              --               3,352              --            (6,680)
                                              --------------    --------------    --------------    --------------  --------------
            Total Additions                        7,489,973            47,276         6,434,145         1,067,670          (6,680)

DEDUCTIONS
----------

Deductions from Net Assets Attributed to:
    Benefits Paid to Participants                  1,641,788           129,056           799,654           229,244            --
                                              --------------    --------------    --------------    --------------  --------------
         Total Deductions                          1,641,788           129,056           799,654           229,244            --

Option Transfers, net                                (47,194)           40,819        (2,791,729)        1,035,588        (160,947)
                                              --------------    --------------    --------------    --------------  --------------
Increase/(Decrease) in Net Assets
       Available for Plan Benefits                 5,800,991           (40,961)        2,842,762         1,874,014        (167,627)
Net Assets Available for Plan Benefits at
       Beginning of Year                          14,262,716           171,513        11,606,317         2,708,688         167,627
                                              --------------    --------------    --------------    --------------  --------------
Net Assets Available for Plan Benefits at
       End of Year                            $   20,063,707    $      130,552    $   14,449,079    $    4,582,702  $         --
                                              ==============    ==============    ==============    ==============  ==============

                                                    TOTAL
                                                --------------
ADDITIONS
---------

Additions to Net Assets Attributed to:
   Investment Income:
       Net Appreciation (Depreciation) in
       fair value of investments                $   10,473,157
       Dividends and Interest                        4,340,985
   Contributions:
     Company                                         3,730,045
     Participants'                                   7,469,109
    Transfer of Assets from Other Plans             20,996,026
       (Note 2)
    Other                                              109,761
                                                --------------
            Total Additions                         47,119,083

DEDUCTIONS
----------

Deductions from Net Assets Attributed to:
    Benefits Paid to Participants                    7,176,708
                                                --------------
         Total Deductions                            7,176,708

Option Transfers, net                                     --
                                                --------------
Increase/(Decrease) in Net Assets
       Available for Plan Benefits                  39,942,375
Net Assets Available for Plan Benefits at
       Beginning of Year                            50,824,402
                                                --------------
Net Assets Available for Plan Benefits at
       End of Year                              $   90,766,777
                                                ==============









    The accompanying notes are an integral part of this financial statement.

                  WEATHERFORD ENTERRA, INC. 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -

         BASIS OF ACCOUNTING -

         The accompanying financial statements of the Weatherford Enterra, Inc. 401(k) Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

         USE OF ESTIMATES -

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         ASSET VALUATION -

         The Plan's investments in Weatherford Enterra, Inc. (the "Company") common stock (the "Common Stock") (see Note 4), mutual funds, collective trusts and money market funds are reported in the accompanying statements of net assets available for plan benefits at their reported market value at the date of such statement. Differences between the market value and the value of the assets at the beginning of the plan year or at the time of purchase, if acquired during the year, are reported as unrealized appreciation (depreciation) of investments. Realized gains or losses on the sale of investments and withdrawals of investments are based on the value of the assets as of the beginning of the year or the time of purchase during the year. Unrealized appreciation (depreciation) of investments and realized gains or losses are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in market value of investments. The Merrill Lynch Retirement Preservation Trust Fund is a common/collective trust fund investing primarily in guaranteed investment contracts and U.S. Government securities. The guaranteed investment contracts are fully benefit responsive and are recorded at contract value, which approximates fair value. Effective yields approximated 6.6% as of December 31, 1997. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. Withdrawals of assets from the Plan are reported in the statement of changes in net assets available for plan benefits at market value, on a cash basis.

         EXPENSES -

         All expenses related to the administration of the Plan may be paid by the Company if it chooses to do so and, if not so paid, will be paid by the trustee of the Plan, using Plan assets. The Merrill Lynch Trust Companies ("Trustee") serves as Trustee. The Trustee receives compensation for its services in amounts agreed upon between the Company and the Trustee. For the year ended December 31, 1997, the administrative expenses and compensation to the Trustee for services were paid or reimbursed to the trust by the Company.

(2)      PROVISIONS OF THE PLAN -

         GENERAL -

         The Plan is maintained for the exclusive benefit of the participants in the Plan and is intended to aid the participants in providing for their retirement. Listed below are the options available for selection by participants as of December 31, 1997 and 1996:

         Merrill Lynch Global Allocation Fund Class A - a mutual fund that invests in equity, debt and money market securities.

         Merrill Lynch Equity Index Trust 1 - a collective trust that invests primarily in a portfolio of equity securities. Periodically, the trust will invest in futures contracts, however the goal is to be 100% invested in Standard & Poors 500 equities.

         Merrill Lynch Corporate Bond Fund Investment Grade Class A - a mutual fund that invests primarily in taxable fixed income securities.

         Merrill Lynch Capital Fund Class A - a mutual fund that invests primarily in equity securities, corporate bonds and/or money market securities.

         Davis New York Venture Fund, Inc. - a mutual fund that invests primarily in common stocks and/or convertible securities.

         Merrill Lynch Retirement Preservation Trust - a collective trust that invests primarily in government investment contracts, obligations of United States governmental securities and money market securities.

         Merrill Lynch USA Government Reserve Fund - a money market mutual fund that invests in United States treasury bills and notes. The net income of the fund is declared as dividends daily and reinvested at net asset value in additional shares. The fund seeks to maintain a constant $1.00 net asset value per share, although this cannot be assured. In order to maintain a constant net asset value of $1.00 per share, the fund may reduce the number of shares held by its shareholders. An investment in this fund is neither insured nor guaranteed by the U.S. Government.

         Weatherford Enterra, Inc. Common Stock Fund - a fund that invests in the Company's Common Stock.

         MERGERS INTO THE PLAN -

         During 1997, the Total Energy Services Company 401(k) Profit Sharing Plan (Total Plan) was merged into the Plan. As a result of the merger, the net assets of the Total Plan totaling approximately $6,700,000 were transferred to the Plan.

         In addition, during 1997, the Energy Industries Inc. Profit Sharing/401(k) Plan (EI Plan) and the Enterra Compression Company 401(k) Savings and Retirement Plan (ECC Plan) were merged into the Plan. As a result of the mergers, the net assets of the EI Plan totaling approximately $7,800,000 and the net assets of the ECC Plan totaling approximately $6,600,000 were transferred to the Plan.

         ADMINISTRATION -

         The Plan is administered by the administrative committee (the "Committee") consisting of one or more persons appointed from time to time by the Board of Directors of the Company.

         ELIGIBILITY -

         All employees are immediately eligible for participation in the Plan, except for employees who are subject to collective bargaining agreements, employees who are nonresident aliens and who receive no U.S. source income from the Company and employees who are members of other retirement plans sponsored by the Company or one of its subsidiaries outside the United States.

         PARTICIPANT CONTRIBUTIONS -

         An eligible employee may elect to contribute, by payroll deductions, 1% to 16% of his base earnings to the Plan on a pre-tax basis subject to certain limitations. An employee may also elect to contribute up to 16% of base after-tax earnings subject to certain limitations. The combination of these contributions, however, cannot exceed 16% of base earnings. In addition, participants made rollover contributions, which are included in employee contributions in the statement of changes in net assets available for plan benefits, totaling $572,769 in 1997. The Company acquired the rollover contributions primarily from participants of former employers' businesses.

         COMPANY CONTRIBUTIONS -

         The Company contributes an amount equal to 50% of the first 6% of each participant's pre-tax contributions after such participant has completed one year of active service.

         Pre-tax contributions up to 6% of a participant's compensation are eligible for Company matching contributions. In addition, the Company, solely at the discretion of the Board of Directors, may make discretionary contributions to the Plan. The Company declared a discretionary contribution to the Plan totaling $1,876,512 and $891,844 for 1997 and 1996, respectively. The Company made the 1997 discretionary contribution to the Plan in March 1998 and no forfeitures were utilized. Thus, included in the Company contributions receivable in the statements of net assets available for plan benefits for 1997 is the net contribution of $1,876,512 along with a year-end Company matching contribution receivable of $151,201. The 1996 discretionary contribution included $881,000 of utilized forfeitures to reduce the Company's discretionary contribution made to the Plan in April 1997. Thus, included in the Company contributions receivable in the statements of net assets available for plan benefits is the net contribution of $10,844 along with a Company matching contribution receivable of $111,844.

         Participants may allocate their contributions to the various available investment funds at their discretion. The Company matching contribution may, at the option of the Company, be made in cash or Company stock. If the match is made in cash, it is allocated to the various investment funds that the participant has elected on a pro rata basis to the participant contributions. The participants in the Plan are allowed to change their allocation and/or transfer all or part of their accumulated balance in a particular fund to another fund at any time. Any earnings on a fund's investments are reinvested in the same fund. Earnings and/or losses are allocated to the participant's accounts based on the number of units/shares held by the participant at the time the earnings and/or losses were achieved.

         VESTING AND FORFEITURE -

         Each participant is 100% vested in his participant contribution, the Company's discretionary contributions and related income. A participant's vested interest in the Company matching contributions and related income is determined by his years of vesting service in accordance with the following schedule:

                               YEARS OF
                            VESTING SERVICE                          VESTED INTEREST
                            ---------------                          ---------------
                  Less than 1 year                                           0%
                  1 year but less than 2 years                              20%
                  2 years but less than 3 years                             40%
                  3 years but less than 4 years                             60%
                  4 years but less than 5 years                             80%
                  5 years or more                                          100%

         Nonvested amounts are forfeited upon termination of employment by participants. The forfeited amounts are used to reduce future Company contributions. Unutilized forfeitures were $297,463 and none at December 31, 1997 and 1996, respectively.

         The Plan provides that any nonvested interests in a participant's accounts shall become fully vested upon the occurrence of a "change of control" of the Company that is not approved, recommended or supported by the Company's Board of Directors. A change of control is defined for purposes of the Plan as either a third person becoming the beneficial owner of 20% or more of the voting securities of the Company or a situation where, as a result of, or in connection with, a cash tender or exchange offer, merger or other business combination, sale of assets or contested election of directors, or any combination of such transactions, where the persons who were directors of the Company before the transaction cease to constitute a majority of the Board of Directors.

         WITHDRAWALS AND TERMINATION OF EMPLOYMENT -

         A participant may withdraw the value of his after-tax contributions to the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. The participant's pre-tax contributions and the vested account balances from the Company contributions will be available to the participant upon termination of employment or severe and immediate financial hardship. A participant who has attained age 59 1/2 may withdraw the value of his pre-tax contributions.

         In the event of normal retirement, total and permanent disability or death while actively employed, the full value of the participant's account balance, including nonvested interests in such accounts, will be distributed to the participant or his beneficiaries. In the event of severe and immediate financial hardship, the entire value or a portion of the value of the participant's account balance may be distributed to the participant, with a minimum withdrawal of $500.

          Distributions from the Weatherford Enterra, Inc. Common Stock Fund may be in the Company's Common Stock or cash, as elected by the participant. (See Note 4.)

         LOANS TO PARTICIPANTS -

         Upon application by any participant of the Plan, subject to such rules as the Committee may establish, the Committee may in its discretion direct the Trustee to make a loan to such participant, not to exceed 50% of the participant's vested balance, and never more than $50,000.

         Any loan made pursuant to the Plan will bear interest, to be determined quarterly by the Committee, which was prime plus 1% during 1997 and 1996.

         The Trustee funds a participant's loan by liquidating, on a pro rata basis, the investments of the portions of the assets of the account or accounts from which the participant's loan is to be made. The loan is secured by a pledge of such participant's vested balance. As a condition to authorizing any loan, the Committee requires the participant to authorize the Company to make payroll deductions payable to the Trustee in repayment of such participant's loan plus interest. Any such loan requires level amortization with payments not less frequently than quarterly and must be repaid within five years unless the loan is to be used to acquire the principal residence of the participant, in which case the loan must be repaid within ten years.

         THE TRUSTEE AND PURCHASES OF INVESTMENTS -

         The Trustee maintains custody of the Plan's assets and uses participant and Company contributions to make investments in accordance with the Plan agreement. The Common Stock may be purchased on the open market or from the Company by the Trustee at a price equal to the closing price of the Common Stock on the national securities exchange on which the Common Stock is then listed. The market value per share of Common Stock was $43.75 and $30.00 on December 31, 1997 and 1996, respectively.

         AMENDMENT, SUSPENSION AND TERMINATION -

         Although the Company has not expressed an intent to do so, it has the right to suspend or terminate any or all provisions of the Plan at any time, except that no such action shall be taken which will, in the Committee's judgment, retroactively affect the rights of participants adversely.

(3)      FEDERAL INCOME TAX STATUS -

         The Plan obtained its latest determination letter on April 15, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement dates.

(4)       SUBSEQUENT EVENT -

         On May 27, 1998, EVI, Inc. completed its previously announced merger with the Company. EVI, Inc. is the surviving company and changed its name to EVI Weatherford, Inc. Under the terms of the merger agreement, Weatherford stockholders received 0.95 of a share of EVI common stock for each share of Weatherford Enterra, Inc. common stock held.

         The Company is currently unable to predict the timing or the ultimate impact that these recent developments will have on the Plan.

                                                                      SCHEDULE I


                  WEATHERFORD ENTERRA, INC. 401(k) SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997




                                                                                    NUMBER
                                                                                   OF UNITS/                         CURRENT
  IDENTITY OF ISSUE                     DESCRIPTION OF INVESTMENT                   SHARES          COST              VALUE
------------------------------       -----------------------------------          -----------    ------------     --------------
The Merrill Lynch Trust Companies *  Merrill Lynch Global Allocation Fund
                                         Class A                                     370,705     $   5,457,910    $   5,241,771

The Merrill Lynch Trust Companies *  Merrill Lynch Equity Index Trust 1              130,896         6,074,333        8,557,353

The Merrill Lynch Trust Companies *  Merrill Lynch Corporate Bond Fund
                                         Investment Grade Class A                    220,829         2,484,402        2,535,113

The Merrill Lynch Trust Companies *  Merrill Lynch Capital Fund Class A              439,886        13,787,346       15,180,476

Davis Venture Group                  Davis New York Venture Fund, Inc.               837,186        15,360,580       18,694,362

The Merrill Lynch Trust Companies *  Merrill Lynch Retirement Preservation
                                         Trust                                    19,030,763        19,030,763       19,030,763

The Merrill Lynch Trust Companies *  Merrill Lynch USA Government
                                         Reserve Fund                                123,108           123,108          123,108

Weatherford Enterra, Inc. *          Common Stock of Weatherford
                                         Enterra, Inc.                               324,363         9,147,821       14,190,878

The Plan *                           Participant Loans-interest rates ranging
                                         from 6% to 10.5%  per annum                                 4,582,702        4,582,702
                                                                                                 -------------    -------------

                                     TOTAL ASSETS HELD FOR INVESTMENT
                                         PURPOSES                                                $  76,048,965    $  88,136,526
                                                                                                 =============    =============

*   Party-in-interest

                                                                     SCHEDULE II

               WEATHERFORD ENTERRA, INC., INC. 401(k) SAVINGS PLAN
             ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Series of transactions during the year in excess of 5 percent of current value of plan assets as of January 1, 1997 are as follows:


                                                                       PURCHASE TRANSACTIONS

                                                                                      TOTAL
    IDENTITY OF PARTY                                               NUMBER OF        PURCHASE        NUMBER OF
        INVOLVED                DESCRIPTION OF ASSET               TRANSACTIONS      PRICE (1)      TRANSACTIONS
        --------                --------------------               ------------      ---------      ------------
The Merrill Lynch Trust    Merrill Lynch Global Allocation
     Companies*                 Fund Class A                             287         $4,943,049         279

The Merrill Lynch Trust    Merrill Lynch Equity Index
     Companies*                 Trust 1                                  324          4,748,670         282

The Merrill Lynch Trust    Merrill Lynch Corporate Bond
     Companies*            Fund Investment Grade Class A                 226          2,182,993         293

The Merrill Lynch Trust    Merrill Lynch Capital Fund
     Companies*                 Class A                                  430          8,835,680         449

Davis Venture Group        Davis New York Venture Fund                   532         13,288,024         484

The Merrill Lynch Trust     Merrill Lynch Retirement
    Companies*                  Preservation Trust                       758         13,676,236         585
    Companies

Weatherford Enterra,       Common Stock of Weatherford
Inc.*                          Enterra, Inc.                             441          6,569,613         347

                                                                        SALES TRANSACTIONS

                                                                     TOTAL
    IDENTITY OF PARTY                                               SELLING        COST OF           NET
        INVOLVED                DESCRIPTION OF ASSET                PRICE(1)     ASSETS SOLD     GAIN (LOSS)
        --------                --------------------                --------     -----------     -----------
The Merrill Lynch Trust    Merrill Lynch Global Allocation
     Companies*                 Fund Class A                        $1,227,353     $1,154,981       $72,372

The Merrill Lynch Trust    Merrill Lynch Equity Index
     Companies*                 Trust 1                              1,913,197      1,487,769       425,428

The Merrill Lynch Trust    Merrill Lynch Corporate Bond
     Companies*            Fund Investment Grade Class A               643,591        635,409         8,182

The Merrill Lynch Trust    Merrill Lynch Capital Fund
     Companies*                 Class A                              2,689,228      2,427,322       261,906

Davis Venture Group        Davis New York Venture Fund               3,872,116      3,215,938       656,178

The Merrill Lynch Trust     Merrill Lynch Retirement
    Companies*                  Preservation Trust                   9,202,158      9,202,158            --
    Companies

Weatherford Enterra,       Common Stock of Weatherford
Inc.*                          Enterra, Inc.                         9,090,488      6,489,532     2,600,956

*    Party-in-interest transactions.

(1)  Current value at transaction date.

                                                                    SCHEDULE III


                  WEATHERFORD ENTERRA, INC. 401(k) SAVINGS PLAN
      ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS - SINGLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Single transactions during the year in excess of 5 percent of current value of plan assets as of January 1, 1997 are as follows:


                                                               PURCHASE TRANSACTIONS

                                                                             TOTAL
    IDENTITY OF PARTY                                      NUMBER OF        PURCHASE       NUMBER OF
       INVOLVED              DESCRIPTION OF ASSET         TRANSACTIONS      PRICE (1)     TRANSACTIONS
   -------------------       --------------------         ------------      ---------     ------------
The Merrill Lynch Trust    Merrill Lynch Capital Fund
     Companies*                 Class A                        1           $2,725,653            --
                                                            SALES TRANSACTIONS

                                                           TOTAL       HISTORICAL
    IDENTITY OF PARTY                                     SELLING       COST OF          NET
       INVOLVED              DESCRIPTION OF ASSET         PRICE(1)       ASSET       GAIN (LOSS)
   -------------------       --------------------         --------       -----       -----------
The Merrill Lynch Trust    Merrill Lynch Capital Fund
     Companies*                 Class A                    $    --     $       --       $   --



*    Party-in-interest transactions.

(1)  Current value at transaction date.

                                                                     SCHEDULE IV

                  WEATHERFORD ENTERRA, INC. 401(k) SAVINGS PLAN
                  ITEM 27e - SCHEDULE OF NONEXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997





                                     Relationship to Plan            Description of Transactions Including Maturity Date
Identity of Party Involved    Employer or Other Party in Interest    Rate of Interest, Collateral and Par or Maturity Value
--------------------------    -----------------------------------    ------------------------------------------------------
Weatherford Enterra, Inc.     Employer                               Lending of monies from the Weatherford Enterra, Inc.
                                                                     401(k) Savings Plan to the Employer - July 1997
                                                                     employee contributions of Enterra Compressions
                                                                     Company not remitted until August 26, 1997.  Interest of
                                                                     5.89% for the period.
                                                                                Interest
                                     Relationship to Plan             Amount    Incurred
Identity of Party Involved    Employer or Other Party in Interest     Loaned    On  Loan
--------------------------    -----------------------------------   ---------   --------
Weatherford Enterra, Inc.     Employer


                                                                    $ 119,251   $   1,133








NOTE: The interest will be paid to the Plan in 1998.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  WEATHERFORD ENTERRA, INC. 401(k) SAVINGS PLAN



June 29, 1998                     By       JON R. NICHOLSON
                                     -----------------------------------------
                                           Jon R. Nicholson
                                       Vice President of Human Resources
                                           for EVI Weatherford, Inc.
                                   Member of the Plan Administrative Committee

                                 EXHIBIT INDEX

EXHIBIT
INDEX          DESCRIPTION
-------        -----------
23.1           Consent of Arthur Andersen LLP